
July 13, 2020

Zachary George
Chief Executive Officer
Sundial Growers Inc.
#300, 919 – 11 Avenue SW
Calgary, AB T2R 1P3

   Re: Sundial Growers Inc.
     Draft Registration Statement on Form F-1
     Submitted June 29, 2020
     CIK No. 0001766600

Dear Mr. George:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Courtney Lindsay at 202-551-7237 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Merritt Johnson